Safe Bulkers Inc.

Apt. D11
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco

March 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure filed in Safe Bulkers, Inc.’s Form 20-F for the year ended 2018 under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Safe Bulkers, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 20, 2019. This disclosure can be found in “Item 4. Information on the Company—B. Business Overview” of the Annual Report on Form 20-F under the heading “Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” and is incorporated by reference herein.

Respectfully submitted,

SAFE BULKERS, INC.

By:	/s/ KONSTANTINOS ADAMOPOULOS Name: Konstantinos Adamopoulos Title: Director/CFO